Exhibit 12.1

NASH-FINCH COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Fiscal Year Ended
(in thousands, except ratios)	December 29, 2007	January 3, 2009	January 2, 2010	January 1, 2011	December 31, 2011

Fixed Charges:
Interest expense on indebtedness	$ 28,088	$ 26,466	$ 24,372	$ 23,403	$ 24,894

Rent expense (1/3 of total rent expense)	7,088	7,299	8,565	8,164	6,400

Total fixed charges	$ 35,096	$ 33,765	$ 32,937	$ 31,567	$ 31,294

Earnings:
Earnings (loss) before provision for income taxes	$ 53,015	$ 53,791	$ 23,750	$ 72,126	$ 58,428

Fixed charges	35,096	33,765	32,937	31,567	31,294

Total earnings	$ 88,111	$ 87,556	$ 56,687	$ 103,693	$ 89,722

Ratio	2.51	2.59	1.72	3.28	2.87